EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 27, 2012 and January 28, 2011

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 27, 2012	January 28, 2011

Net Sales	$470,882	$370,799
Gross Margin	158,081	132,122

Net Earnings from Continuing Operations Attributable to Esterline	$22,788	$29,983
Net Earnings from Discontinued Operations Attributable to Esterline	0	8

Net Earnings Attributable to Esterline	$22,788	$29,991

Basic

Weighted Average Number of Shares Outstanding	30,631	30,349

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$.74	$.99
Discontinued Operations	.00	.00

Earnings Per Share Attributable to Esterline – Basic	$.74	$.99

Diluted

Weighted Average Number of Shares Outstanding	30,631	30,349
Net Shares Assumed to be Issued for Stock Options	526	662

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,157	31,011

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$.73	$.97
Discontinued Operations	.00	.00

Earnings Per Share Attributable to Esterline – Diluted	$.73	$.97